

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2022

Daniel Tassé
Chief Executive Officer
DBV Technologies S.A.
106 Allen Road
Suite 400
Basking Ridge, New Jersey 07920

      Re: DBV Technologies S.A.
          Registration Statement on Form S-3
          Filed August 1, 2022
          File No. 333-266449

Dear Mr. Tassé:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dillon Hagius at 202-551-7967 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Madison Jones